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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                              SEC FILE NO.: 0-25641

                               CUSIP NO.:

(Check One):
/ / Form 10-K   / / Form 20-F   / / Form 11-K   /x/ Form 10-Q   / / Form N-SAR

                        For Period Ended: June 30, 1999

                      / / Transition Report on Form 10-K
                      / / Transition Report on Form 20-F
                      / / Transition Report on Form 11-K
                      / / Transition Report on Form 10-Q
                      / / Transition Report on Form N-SAR

                       For the Transition Period Ended:

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            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:      Teltran International Group, Ltd.

Address of
Principal Executive Offices:  One Penn Plaza, Suite 4632
                              New York, NY 10010

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PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ /      (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /      (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         All the information necessary to complete the quarterly report could not be obtained on a timely basis, as the Company is presently effecting an acquisition.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                           Michael D. DiGiovanna  (212) 878-1764

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports

                           [X] Yes          [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                           [X] Yes          [  ] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates an increase in earnings due to an increase in sales from the last fiscal year.

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                        Teltran International Group, Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: August 13, 1999        By:  /s/ Byron R. Lerner
                                           Byron R. Lerner
                                           President